Exhibit 1.02

Avago Technologies Limited

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of Avago Technologies Limited for the year ended December 31, 2013 (the “Reporting Period”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) and pursuant to the Company’s Specialized Disclosure Report on Form SD (“Form SD”) for the Reporting Period filed with the Securities and Exchange Commission (the “SEC”). The Rule imposes certain reporting and disclosure obligations on SEC registrants for which cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten (“conflict minerals”), are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant. References in this Report to “Avago”, “the Company”, “we”, “our”, or “us” refer to Avago Technologies Limited and its subsidiaries, on a consolidated basis, unless otherwise indicated or the context otherwise requires. This Report does not address any conflict minerals that were “outside the supply chain” prior to January 31, 2013, as any such conflict minerals are exempted under the Rule and Form SD.

Company and Product Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products and complex digital and mixed signal complementary metal–oxide–semiconductor based devices. III-V semiconductor materials have higher electrical conductivity than silicon and thus tend to have better performance characteristics in radio frequency, or RF, and optoelectronic applications. III-V refers to elements from the 3rd and 5th groups in the periodic table of chemical elements, and examples of these materials are gallium arsenide, gallium nitride, and indium phosphide. We differentiate ourselves through our high performance design and integration capabilities. We serve four primary target markets: enterprise storage, wireless communications, wired infrastructure and industrial & other. Our product portfolio is extensive and includes thousands of products. Applications for our products in these target markets include hard disk drives, smartphones, data networking and telecommunications equipment, enterprise storage and servers, factory automation and industrial equipment.

Avago uses tin, tantalum, tungsten and gold (“3TG”) in the design and manufacture of many of its products and is therefore a “downstream” company in the conflict mineral supply chain. Due to the nature of our supply chain, we do not typically have a direct relationship with 3TG smelters and refiners. Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and raw materials that are also supplied by other downstream companies in the supply chain.

Avago’s due diligence framework with regard to conflict minerals, which is summarized below, conforms in all material respects with the Organization for Economic Co-operation and Development (“OECD”) Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High Risk Areas.

Conflict Minerals Policy

Avago has adopted a Conflict Minerals Policy (the “Policy”) regarding the use and sourcing of conflict minerals for its products. Our Policy was communicated directly to our relevant suppliers (as defined below) and is publicly available on our website at: http://www.avagotech.com/pages/corporate/citizenship/the_environment/. Under the Policy, Avago’s relevant suppliers are required to implement measures to prohibit the purchase and use of conflict minerals from the Democratic Republic of Congo (“DRC”) and its adjoining countries (together with the DRC, the “Covered Countries”) that fund armed conflict in those countries in materials supplied to Avago. Concerns and violations of this Policy may be reported to the Company’s Compliance Officer or via Avago’s Compliance Hotline as described in the Policy.

Cross-Functional Team

We established a cross-functional conflict minerals team, representing outsourcing, quality, procurement, manufacturing and design, which is responsible for implementing our due diligence and compliance strategy with regard to 3TG used in our products. The conflict minerals team is led by the Product Compliance Manager and sponsored by the Head of Global Quality. The Product Compliance Manager provides regular process updates to Avago’s senior management team on the due diligence, including reasonable country of origin inquiries (“RCOI”), being conducted in respect of conflict minerals in our supply chain.

Disclosure Through Declaration Using EICC-GeSI Template

Our conflict mineral team refers to our product bills of materials to identify products that contain 3TG. During the Reporting Period, a total of 188 direct suppliers and contract manufacturers were identified in our supply chain as supplying 3TG or materials that contain 3TG. These are collectively known as the “relevant suppliers”.

As one step of our diligence process, during the Reporting Period we sent relevant suppliers the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative Conflict Minerals Reporting Template (“EICC/GeSI Form”). The EICC/GeSI Form contains questions regarding the manufacturer’s/supplier’s conflict-free policy and its own due diligence, the manufacturer’s/supplier’s engagement with its direct suppliers and a listing of the smelters that provide materials in their supply chain. A response rate of 100% was received from relevant suppliers, although a small percentage of relevant suppliers needed close follow-up and education to complete and return the EICC/GeSI Form.

Avago also encouraged its relevant suppliers to participate in industry-wide initiatives to disclose smelters/refiners that provide materials in their supply chain. All relevant suppliers are encouraged to source 3TG metals and materials from smelters/refiners that are certified as conflict free (“CFS”), as applicable. When there is an adequate number of CFS smelters/refiners available to meet the electronics industries’ requirements, Avago will require sourcing from CFS certified sources.

Reasonable Country Of Origin Inquiry

Each reporting template is reviewed to ensure its completeness, assess the relevant supplier’s conflict minerals status and determine which smelters and/or refiners provided 3TG materials necessary to the assembly and/or manufacturing process of our products. The declarations received from all 188 relevant suppliers were reviewed, consolidated and summarized to conduct our RCOI on materials supplied by them.

A total of 3251 smelters and refiners were identified in the declarations from all relevant suppliers. A large percentage of the smelters and refiners identified were duplicative. As a result, 383 unique smelters and refiners were identified based on data collected.

Due Diligence Check

71 of the smelters and refiners identified by our relevant suppliers have been certified as “conflict free” by the Conflict-Free Sourcing Initiative (“CFSI”). This number is expected to increase over time as more smelters and refiners become certified. An additional 271 smelters and refiners identified by our suppliers were located in countries designated as “Level 1” by the CFSI, meaning they are countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries. For the remaining smelters and refiners that were identified to us, based on the responses from, and additional inquiries of, our suppliers, we were unable to determine whether or not these smelters and refiners sourced their 3TG from facilities that finance or benefit armed groups in the Covered Countries.

Many of our suppliers source 3TG from a variety of upstream sources and provided survey information to us on an aggregated, company-wide level. We understand that these suppliers were unable to trace the 3TG that they source into the products provided to any particular customer (including Avago), due to the fungible nature of these materials. We were therefore not able to trace 3TG materials that may have been sourced by these suppliers in the Covered Countries back specifically to our products. We will continue to make inquiries of these suppliers regarding the smelters and refiners from which they source 3TG, with the goal of either (i) specifically tracing the 3TG materials they supply to us back to our products or (ii) removing those smelters and refiners from our supply chain that cannot, or do not, certify that their 3TG is conflict free.

The following table describes the facilities used to process those conflict minerals that are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the Company.

	Tin	Tungsten	Tantalum	Gold
Total number of smelters	158	58	26	141

Total number of validated smelters according to the EICC/GeSI Form	57	23	17	91

CFS smelters	13	1	17	40

Countries of Origin	Belgium, Bolivia, Brazil, China, Czech Republic, France, Germany, Indonesia, Japan, Korea, Malaysia, Peru, Russian Federation, Singapore, Thailand, United Kingdom, United States, Canada, Hong Kong, Poland, Taiwan, Vietnam	Austria, China, Germany, Japan, Korea, Russian Federation, United States, Canada, Spain, Sweden, Taiwan, Vietnam	Brazil, China, Ethiopia, India, Japan, Thailand, United States	Brazil, Chile, China, France, Germany, Indonesia, Japan, Korea, Netherland, Russian Federation, Switzerland, United States, South Africa, Canada, Hong Kong, Kazakhstan, Kyrgyzstan, Mexico, Philippines, Saudi Arabia, Spain, Sweden, Turkey, Uzbekistan

Identify Red Flags, Risks and Perform Risk Assessment

After conducting our data collection and assessment, the results were reported to our senior management. One of the risks identified was that some relevant suppliers might not have a good understanding of our conflict minerals requirements, especially those relevant suppliers that are not SEC registrants. A relevant supplier is considered at risk if: its 3TG status is undeterminable; it is not a SEC registrant; and it does not have a conflict minerals policy or due diligence practices in place. During the Reporting Period, we identified 21 at-risk suppliers and are actively working with them to address identified supply chain risks. We shared with these 21 suppliers our Policy and action plans to encourage conflict free mineral sourcing.

Based on our due diligence and RCOI for our supply chain during the Reporting Period, we have not identified any relevant supplier, smelter or refiner as definitively sourcing conflict minerals that are necessary to the functionality or production of our products which financed or benefited armed groups in the Covered Countries.

Risk Management Plan, Alternate Source as Last Resort

During the two-year transition period under the Rule 13p-1, Avago will work with relevant suppliers to encourage them to source their materials from smelters and refiners that have been certified or otherwise determined to be conflict free. Avago’s final resort is to suspend, or discontinue non-compliant suppliers after failed attempts to address the risk.

Independent 3rd Party Audit of Smelter/Refiner’s Due Diligence Practices

We do not typically have a direct relationship with conflict minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters/refiners and other upstream suppliers are responsible to manage the risk that minerals may have supported conflict in the Covered Countries, and should have their due diligence practices audited by an independent third party. Avago is a member of the CFSI Conflict-Free Smelter Program.

Annual Report on Supply Chain Due Diligence

In accordance with the Rule, Avago reports annually on our RCOI and due diligence results conducted for conflict minerals included in our products. This Report is publicly available on Avago’s website at http://www.avagotech.com/pages/corporate/citizenship/the_environment/.

Continuous Improvement Efforts

For the next reporting period, Avago intends to implement steps to further mitigate the risk that conflict minerals that are necessary to the functionality or production of our products do not finance or benefit armed groups in the DRC or its adjoining countries. These steps include:

a.	work with relevant suppliers to update their conflict minerals reporting template using the latest EICC-GeSI Form Rev. 3.0, and verify the identified smelters with the latest CFSI’s updated CFS list; and

b.	implement due diligence and verification check prior to approval of new suppliers, to ensure that new suppliers to do not source their conflict minerals from facilities that finance or benefit armed groups in the Covered Countries; and

c.	extend the RCOI and due diligence to include suppliers to Avago’s recently acquired entities, CyOptics Inc. and LSI Corporation;

d.	follow up with suppliers who provided “DRC Conflict Undeterminable” responses during the Reporting Period to understand if and when information on such suppliers’ RCOI will be available, and their due diligence efforts; and

e.	when there is an adequate number of CFS smelters/refiners available to meet the electronics industries’ requirements, require suppliers to source from CFS certified sources.

Audit

As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the SEC, this Report does not include an independent private sector audit of the Report.